Способы связаться

www.linkedin.com/in/maxymsereda (LinkedIn)

Основные навыки

Digital Marketing
Project Management
Pay Per Click (PPC)

Languages

Russian (Native or Bilingual)
Ukrainian (Native or Bilingual)
English (Full Professional)

Max Sereda

Co-Founder & CMO at Grand Time | Crypto, DeFi, Web3.0 Enthusiast | AI & ML Data Labeling | Co-founder at GC Plus | Investor | HIRING ENGINEERS at GrandTime.org

Маунтин-Вью, Калифорния, Соединенные Штаты Америки

Общие сведения

Serial entrepreneur, marketing expert, and co-founder of Grand Time and GC Plus.

Опыт работы

Grandtime.org

Co-Founder & Chief Marketing Officer
февраля 2018 - Present (4 года 9 месяцев)
Mountain View, California, United States

Grand time is a Decentralized Data Labeling Crowdsourcing Marketplace.

27k+ Active Users
88+ Countries
$0 CAC with 15% MoM Organic User Growth
800K+ Monthly Gig Tasks Completed On The Platform

GC Plus

Co-Founder, CMO & Investor
июня 2021 - Present (1 год 5 месяцев)
Chicago, Illinois, United States

GC Plus is an Uber for the home service market, that connects homeowners to qualified GC+ screened technicians via 1-click marketplace.

GC Plus app allows the industry's best-licensed technicians to be their own boss, have flexible schedule, provide exemplary service to homeowners & earn up to 3X as much money. For homeowners, there is no more browsing, calling, reading reviews and wasting time & energy on unreliable contractors. They can finally enjoy a truly 1-click on demand home services from top GC-screened technician with upfront quote, $1M home coverage, money back guarantee and transparent service, all in one GC+ app.

Grand Comfort Plumbing, Heating & Air Conditioning

Founder & CMO at Grand Comfort Plumbing, Heating & Air Conditioning
мая 2017 - июля 2021 (4 года 3 месяца)
Greater Chicago Area

Bootstrapped together with partner Plumbing & HVAC company in IL with only a $3,000 investment and grew it to $4,700,000 in GMV with 7000+ customers and 20 employees as of 2020.

Lyft
Brand Ambassador & Digital Advertising
мая 2016 - октября 2017 (1 год 6 месяцев)

Brought over 20k new riders and drivers through Social Media & PPC advertising.

Devitech Web Design
Co-Founder & Chief Marketing Officer
апреля 2015 - мая 2017 (2 года 2 месяца)
Greater Chicago Area

- Developing, implementing and monitoring marketing strategy.
- Create a schedule, budget and indicators for measuring the effectiveness of marketing efforts.
- Active participation in events to promote the brand.
- Development and implementation of new presentations, websites, business cards in social media.
- Selection of new communication tools and promotion.
- Analysis of market trends and the actions of competitors

Tech Style
Marketing & Product Manager
июня 2014 - марта 2015 (10 месяцев)

- Planning, control and realization of local Marketing budget
- Building Company's positive image on the local market, increasing brand awareness
- Analysis of market trends and the actions of competitors
- Preparing posts and campaign on social media channels
- Reports and presentations preparing
- Keeping an eye on Market trends to explore the opportunities of development

MarketKing
Marketing Assistant
января 2013 - мая 2014 (1 год 5 месяцев)

Greater Chicago Area

- Creating and support marketing communication in terms of B2E and B2B marketing
activities on the local market
- Suggesting strategic evalution leading to building Company's positive image on the local market
- Increasing brand awareness and supporting Employer Branding activities
- Develop relationships with on-premise account owners, key decision makers, promotional/agency staff, and distributor partners.

Образование

National Mining University, Dnipropetrovsk

Bachelor’s Degree, Digital Marketing/Business Administration · (2009 - 2013)